Exhibit 99.3

SEABRIDGE GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED

DECEMBER 31, 2019

SEABRIDGE GOLD INC.

Management’s Discussion and Analysis

The following is a discussion of the results of operations and financial condition of Seabridge Gold Inc. and its subsidiary companies for the years ended December 31, 2019 and 2018. This report is dated March 26, 2020 and should be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2019 and 2018, the Company’s Annual Information Form filed on SEDAR at www.sedar.com, and the Annual Report on Form 40-F filed on EDGAR at www.sec.gov/edgar.shtml. Other corporate documents are also available on SEDAR and EDGAR as well as the Company’s website www.seabridgegold.net. As the Company has no operating project at this time, its ability to carry out its business plan rests with its ability to sell projects or to secure equity and other financings. All amounts contained in this document are stated in Canadian dollars unless otherwise disclosed.

The consolidated financial statements for the year ended December 31, 2019 and the comparative year ended December 31, 2018 have been prepared by the Company in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Company Overview

Seabridge Gold Inc. is a company engaged in the acquisition and exploration of gold properties located in North America. The Company’s objective is to provide its shareholders with exceptional leverage to a rising gold price. The Company’s business plan is to increase its gold ounces in the ground but not to go into production on its own. The Company will either sell projects or participate in joint ventures towards production with major mining companies. During the period 1999 through 2002, when the price of gold was lower than it is today, Seabridge acquired 100% interests in eight advanced-stage gold projects situated in North America. Seabridge’s principal projects include the KSM property located in British Columbia and the Courageous Lake property located in the Northwest Territories. In 2016, the Company acquired 100% of the common shares of SnipGold Corp. (“SnipGold”) and its 100% owned Iskut Project and both in British Columbia. In 2017, the Company purchased 100% of Snowstorm Exploration LLC and its Snowstorm Project in Nevada. Seabridge’s common shares trade in Canada on the Toronto Stock Exchange under the symbol “SEA” and in the United States on the New York Stock Exchange under the symbol “SA”.

Selected Annual Information

Summary Operating Results ($000s- except per share amounts)	2019	2018	2017
Corporate and administrative expenses	$ (13,340)	$ (12,370)	$ (13,673)
Environmental rehabilitation expense	-	(7,439)	(2,056)
Other income - flow-through shares	1,218	6,312	5,374
Gain on disposition of mineral interests	-	-	2,183
Impairment of investment in associate	-	(1,336)	-
Equity loss of associate	(200)	(160)	(107)
Impairment of investments in marketable securities	-	-	(680)
Gain on investments in marketable securities	-	-	719
Interest income	279	164	149
Income tax recovery (expense)	697	(4,967)	(2,164)
Finance expense and other	(267)	(144)	(32)
Net loss	$ (11,613)	$ (19,940)	$ (10,287)
Basic loss per share	$ (0.19)	$ (0.34)	$ (0.18)
Diluted loss per share	$ (0.19)	$ (0.34)	$ (0.18)

Summary Statement of Financial Position ($000s)	2019	2018	2017
Current assets	$ 19,213	$ 24,473	$ 20,160
Non-current assets	430,159	398,987	362,748
Total assets	$ 449,372	$ 423,460	$ 382,908
Current liabilities	$ 6,690	$ 6,502	$ 6,191
Non-current liabilities	27,659	30,403	21,079
Equity	415,023	386,555	355,638
Total liabilities and equity	$ 449,372	$ 423,460	$ 382,908

Results of Operations, 2019 Compared to 2018

The Company incurred $11.6 million net loss or $0.19 per share for the year ended December 31, 2019 compared to a net loss of a $19.9 million or $0.34 per share for the year ended December 31, 2018.

Corporate and administrative expenses, including stock-based compensation, were the most significant items contributing to losses in fiscal 2019. In 2018, corporate and administrative expenses, including stock-based compensation, environmental rehabilitation costs and impairments of investment in associate were the most significant items contributing to losses. In 2019 and 2018 other income reported for flow-through shares offset some of these expenses. These and other items are discussed further below.

Corporate and administrative expenses for 2019 were $13.3 million, up $1.0 million or 8% from prior year mainly due to $0.6 million increase in cash compensation and $0.2 million increase in stock-based compensation. Stock-based compensation overall remained unchanged at $5.4 million in 2019 compared to $5.2 million in 2018.

Cash compensation for 2019 was $4.6 million, up $0.6 million or 15% from the prior year. The increase was mainly due to higher headcount. Cash compensation is not expected to vary significantly from current levels as no significant additions to staffing levels are anticipated. Stock-based compensation is also expected to remain at current levels as the $4.0 million remaining fair value of the 2019, 2018 and 2017 grants of options and RSUs are being recognized through the consolidated statements of operations and comprehensive loss.

The Company’s stock-based compensation expense related to stock options and restricted share units are illustrated on the following tables:

Options granted		Number of options	($000s)
	Exercise price ($)		Grant date fair value	Cancelled prior to 2018	Expensed prior to 2018	Expensed in 2018	Expensed in 2019	Balance to be expensed
March 24, 2016	13.52	100,000	684	-	658	26	-	-
August 11, 2016	17.14	50,000	438	-	349	89	-	-
December 19, 2016	10.45	890,833	6,254	94	5,506	469	185	-
December 14, 2017	13.14	605,000	4,303	-	209	3,320	556	218
October 11, 2018	16.94	50,000	421	-	-	96	238	87
December 12, 2018	15.46	568,000	4,719	-	-	276	3,107	1,336
June 26, 2019	17.72	50,000	416	-	-	-	168	248
				94	6,722	4,276	4,254	1,888

RSUs granted	Number of RSUs	($000s)
		Grant date fair value	Expensed prior to 2018	Expensed in 2018	Expensed in 2019	Balance to be expensed
December 14, 2017	65,000	854	136	718	-	-
December 12, 2018	68,000	1,051	-	183	868	-
December 12, 2019	140,100	2,359	-	-	274	2,085
			136	901	1,142	2,085

Total professional fees decreased by $0.3 million from $1.4 million in 2018 to $1.1 million in the current year. Higher professional fees in 2018 was mainly related to the fees paid to consulting firms assisting the company in seeking potential joint venture partners and corporate reorganization. Other general and administrative costs increased by $0.4 million from $1.8 million in 2018 to $2.2 million in 2019. The increase was mainly related to investor relations costs, listing fees, and travel and conferences costs. The Company does not anticipate significant increases in general and administrative costs for 2020.

In 2019, the Company recorded $1.2 million of other income related to recognizing the flow-through share premium recorded on financing completed in December 2018 and September 2019 (discussed below). In the comparative year, the Company recognized other income of $6.3 million related to the flow-through share premium recorded on larger financings completed in 2017 and 2018.

In the first quarter 2018, the Company charged $7.4 million of rehabilitation costs to the statement of operations and comprehensive loss related to the filing of a Johnny Mountain Mine reclamation report in British Columbia and the charge was added to the provision for reclamation liabilities on the statement of financial position. The report estimated the full closure at approximately $9.1 million with costs expected to be incurred over five years. Significant costs include estimates for the closure of all adits and vent raises, removal of the mill and buildings, treatment of landfills and surface water management as well as ongoing logistics, freight and fuel costs. All costs incurred in the current and comparative periods associated with these activities have been charged to the provision for reclamation liabilities.

In 2019, the Company incurred $1.3 million of environmental rehabilitation expenditures (2018 - $2.0 million) that were recorded as a reduction to the provision for reclamation liabilities on the consolidated statements of financial position. The 2019 spending was related to excavation and relocation of waste sites, on-situ soil remediation, and deconstruction and relocation of mill process equipment. The 2018 work entailed the demolition of portals and sealing of vent raises, the relocation of certain waste burial sites, overall drainage work and the cleaning and clearing of the mill for future dismantling. All costs incurred in the current and comparative period associated with these activities have been charged to the provision for reclamation liabilities.

The Company holds common shares of several mining companies that were received as consideration for optioned mineral properties and other short-term investments, including one gold exchange traded receipt. In 2019, the Company recognized an increase in fair value of investments, net of income taxes of $0.2 million. During the comparative year, the Company recognized a decrease in fair value of investments, net of income taxes of $0.5 million. The change in the fair value of these investments was recorded within comprehensive loss on the consolidated statements of operations and comprehensive loss.

The Company holds one investment in an associate that is accounted for on the equity basis. In 2019, the Company recognized $0.2 million (2018 – $0.2 million) loss in the associate. In 2018 the Company determined that the recoverability of the investment in associate was impaired and recorded a $1.3 million charge to the consolidated statements of operations and comprehensive loss. No impairments related to investment in associate were recorded in 2019.

In 2019, the Company recognized income tax recovery of $0.7 million resulting from the losses incurred during the period. The tax recovery was partially offset by the deferred tax liabilities arising from exploration expenditures related to the December 2018 and September 2019 flow-through shares issued, that were capitalized for accounting purposes but were renounced to investors for tax purposes. In 2018, the Company recognized income tax expense of $5.0 million as the renounced exploration expenditures related to the 2017 and 2018 flow-through financings significantly outweighed the losses incurred during the period.

Results of Operations, 2018 Compared to 2017

The Company incurred a $19.9 million net loss for the year ended December 31, 2018 or $0.34 per share compared to a net loss of $10.3 million or $0.18 per share for the year in 2017.

Corporate and administrative expenses, including stock-based compensation, environmental rehabilitation costs and impairment of investment in associate were the most significant items contributing to losses in fiscal 2018. In 2017, corporate and administrative expenses, including stock-based compensation, environmental rehabilitation costs and impairments of investments in marketable securities were the most significant items contributing to losses. In 2018 and 2017 other income reported for flow-through shares offset some of these expenses. In 2017, the Company also recognized gains on the disposition of mineral interests and investments in marketable securities.

Corporate and administrative expenses for 2018 were $12.4 million, down $1.3 million or 10% from prior year mainly due to a $2.3 million or 31% decrease in stock-based compensation. Stock-based compensation decreased from $7.5 million in 2017 to $5.2 million in 2018. The 2018 expense of $5.2 million was largely a result of the grant date fair value of stock option expense of $4.3 million and the remainder related to the grant date fair value of restricted share units. The higher expenses in 2017 was mainly due to the effect of expensing the grant date fair value of a higher number of options in that year compared to 2018.

Cash compensation for 2018 was $4.0 million, up $0.6 million or 17% from the prior year. The increase in cash compensation in 2018 was related to the bonus compensation earned in 2018 by certain senior management personnel that was based on the attainment of previously defined corporate objectives.

In 2018, other corporate and administrative costs were higher than the comparable year of 2017. The professional fees increased by $0.5 million from $0.9 million in 2017 to $1.4 million in 2018. The increase was mainly due to the fees paid to the consulting firms assisting the company in seeking potential joint venture partners.

In 2018, the Company recognized $6.3 million of other income related to recognizing the remaining balance of the flow-through share premium recorded on a financing completed in April 2017 and recognizing the full flow-through share premium recorded on financings completed in December 2017 and May 2018. In the comparative year, the Company recognized other income of $5.4 million related to the flow-through share premium recorded on the financing completed in April 2017.

In 2018, the Company recorded $7.4 million (2017 - $2.1 million) of environmental rehabilitation expense to the consolidated statements of operations and comprehensive loss related to the remediation and closure planning of the Johnny Mountain Mine site.

Quarterly Information

Selected financial information for the last eight quarters ending December 31, 2019 is as follows:

(unaudited)

(in thousands of Canadian dollars, exepct per share amounts)	2019				2018
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	-	-	-	-	-	-	-	-
Loss for period	(2,963)	(2,526)	(2,036)	(4,088)	(4,030)	(2,831)	(2,403)	(10,676)
Basic loss per share	(0.05)	(0.04)	(0.03)	(0.07)	(0.07)	(0.05)	(0.04)	(0.18)
Diluted loss per share	(0.05)	(0.04)	(0.03)	(0.07)	(0.07)	(0.05)	(0.04)	(0.18)

The quarterly losses, comprised mainly of administrative expenses, were offset by varying income related to the flow through share premiums. In the first quarter 2018, the loss for the period included a significant increase in the provision for environmental rehabilitation and closure of the Johnny Mountain mine. In the fourth quarter 2018, the loss for the period included a charge related to the impairment of investment in associate. In the first quarter 2019, the loss for the period included higher stock-based compensation expense compared to other quarters as it included a $0.9 million charge related to amortization of RSUs granted in December 2018 and vested and fully expensed during the quarter.

Mineral Interest Activities

In 2019, the Company added an aggregate of $30.5 million of expenditures that were attributed to mineral interests. Of the $30.5 million expenditures, $1.7 million related to the fair value of common shares issued to purchase and extinguish a net smelter return that was held on certain claims within the KSM Project, $0.9 million related to the fair value of common shares issued to Tahltan Nation as part of a cooperative and benefit agreement between the Company and the Tahltan Nation, and $0.5 million related to the fair value of common shares issued to purchase additional claims adjacent to but within the Snowstorm project. Cash expenditures of $27.2 million were made at KSM (64%), Courageous Lake (8%), Iskut (12%), and Snowstorm (17%).

At KSM, based on the drilling program completed in 2018, the Company updated its mineral resource estimate for the Iron Cap deposit in 2019. Iron Cap is one of four large gold/copper porphyry deposits within the KSM Project. The updated resource estimate incorporated all previous drillings plus 20,341 meters of diamond core drilling completed in 18 holes during the 2018 program. The update increased the size of the overall resource and with further study, exploration and evaluation could take a more prominent place in eventual mine planning and has the potential to improve project economics. The 2019 exploration program at KSM included deep penetrating geophysical techniques, west of the known deposits, to refine potential drill targets. Geophysical tools have also focused on improving resolution on deep targets and generating discrete zones for further testing. These studies, combined with the study of waste characterization and geotechnical drilling completed in 2018, led to the decision to commence a drill program to test an area within the Sulphurets zone over 16 shallow holes. Additional study of the surveys and evaluation of the drilling will continue into 2020. The Company also commenced preparing a technical report including an updated pre-feasibility study (PFS) and updated preliminary economic assessment (PEA) for KSM to be finalized in 2020.

The 2019 exploration programs at Iskut commenced at the end of the second quarter and continued through the fourth quarter and entailed the use of deep penetrating geophysical techniques to define potential drill targets. Results of the studies will be carried out into early 2020. In addition to the exploration work at Iskut, the Company continued with the 2019 portion of the reclamation and closure activities at the Johnny Mountain mine site.

The 2019 exploration program at Snowstorm commenced in the first quarter of 2019 where a ground geophysical study was completed. The results of the study further refined drill targets and the first drill program commenced in the third quarter and continued into the fourth quarter. Results of the studies and drilling will be carried out into 2020.

No field work was carried out at Courageous Lake in 2019, however the Company continues to evaluate the results of the 2018 exploration and the drilling program that identified two new gold zones, Olsen and Marsh Pond, and also found two other target zones that, with additional work, could potentially contribute to the resource base.

Liquidity and Capital Resources

The Company’s working capital position at December 31, 2019, was $12.5 million, down from $18.0 million at December 31, 2018. Included in current liabilities at December 31, 2019 is $0.1 million for flow-through premium liability which is a non-cash item (December 31, 2018 - $0.8 million) and will be reduced as flow-through expenditures are incurred. Decrease in cash resources, including cash and cash equivalents and short-term deposits, was the net result of cash used in environment and exploration projects and corporate and administrative costs, partially offset by cash raised through financing (discussed below) and exercise of options. In 2019, the Company received $5.2 million upon exercise of 503,831 stock options. Subsequent to December 31, 2019, the Company received $0.3 million upon exercise of 30,967 stock options.

During the third quarter 2019, the Company closed a private placement financing and issued 1.2 million common shares of the Company at a price of $17.02 per common share for gross proceeds of $20.4 million.

During the third quarter 2019, the Company also issued 100,000 flow-through common shares at $24.64 per common share for aggregate gross proceeds of $2.5 million. The Company committed to renounce its ability to deduct qualifying exploration expenditures for the equivalent value of the gross proceeds of the flow-through financing and transfer the deductibility to the purchasers of the flow-through shares. The effective date of the renouncement is December 31, 2019. At the time of issuance of the flow-through shares, $0.5 million premium was recognized as a liability on the consolidated statements of financial position. During 2019, the Company incurred $2.0 million of qualifying exploration expenditures and $0.4 million of the premium was recognized through other income on the consolidated statements of operations and comprehensive loss.

During the second quarter of 2019, the Company filed a short form base shelf prospectus with securities commissions in Canada and a corresponding registration statement on Form F-10 with the United States Securities and Exchange Commission. The shelf prospectus filings will allow the Company to make offerings of common shares up to an aggregate total of C$100 million until June 2021 and provides flexibility should additional funding be required for general corporate purposes or future exploration and evaluation work on the Company's projects. Common shares may be offered in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in one or more shelf prospectus supplements and, subject to applicable regulations, may include at-the-market transactions, public offerings or strategic investments.

During the fourth quarter of 2019, the Company entered into an agreement with two securities dealers, for an At-The-Market offering program, entitling the Company, at its discretion, and from time to time, to sell up to US$40 million in value of common shares of the Company directly on the New York Stock Exchange. This program can be in effect until the Company’s current C$100 million Shelf Registration Statement expires in June 2021. Net proceeds from the ATM Facility can be used to advance exploration and development of the Company's projects, potential future acquisitions, and for working capital and general corporate purposes. During the fourth quarter of 2019, the Company issued 231,084 shares, at an average selling price of $17.58 per share, for net proceeds of $4.0 million under Company’s At-The-Market offering. Subsequent to December 31, 2019, the Company issued 382,807 shares, at an average selling price of $17.96 per share, for net proceeds of $6.7 million under the Company’s At-The-Market offering.

In December 2018, the Company issued 250,000 flow-through common shares at $20.50 per share for aggregate gross proceeds of $5.1 million. Proceeds of this financing was used to fund the 2019 KSM and Iskut programs. The Company committed to renounce its ability to deduct qualifying exploration expenditures for the equivalent value of the gross proceeds of the flow-through financing and transfer the deductibility to the purchasers of the flow-through shares. The effective date of the renouncement was December 31, 2018. A $0.8 million premium was recognized as a liability on the consolidated statements of financial position with the balance recorded as share capital. During 2019, $5.1 million of qualifying exploration expenditures were incurred and the entire $0.8 million premium was recognized through other income on the consolidated statement of operations and comprehensive loss.

In November 2018, the Company closed a non-brokered private placement of one million common shares at a price of $14.00 per share for gross proceeds of $14.0 million. As part of the private placement agreement, the Company also granted an option to increase the size of the private placement by an additional 250,000 common shares exercisable until December 24, 2018. The 250,000 options were fully exercised on December 14, 2018 at the price of $14.00 per share, for additional gross proceeds of $3.5 million.

In May 2018, the Company closed a flow-through financing and issued 1,150,000 common shares at $17.16 per share for gross proceeds of $19.7 million. The Company committed to renounce its ability to deduct qualifying exploration expenditures for the equivalent value of the gross proceeds of the flow-through financing and transfer the deductibility to the purchasers of the flow-through shares. The effective date of the renouncement was December 31, 2018. Since the close of financing and to the end of 2018, the Company incurred qualifying expenditure equal to the gross proceeds of $19.7 million and fulfilled its commitment. At the time of issuance of the flow-through shares, a $4.1 million premium was recognized as a liability on the consolidated statements of financial position with the balance recorded as share capital. Since the closing of the financing and to the end of 2018, based on qualifying expenditures incurred, the full $4.1 million premium was fully recognized through other income on the consolidated statements of operations and comprehensive loss.

During 2019, operating activities, including working capital adjustments, used $10.9 million cash compared to $9.4 million cash used by operating activities in 2018. The increase in the year-over-year basis was mainly related to $1.0 million increase in HST receivable balance (explained below), and $0.6 million increase in cash compensation, partially offset by $0.7 million decrease in environmental rehabilitation disbursements. Increase in cash compensation was mainly due to increase in headcount. In 2019, $1.3 million of rehabilitation expenditures were made compared to $2.0 million in 2018. Operating activities in the near-term are not expected to deviate significantly from the current year.

As reported in the Company’s prior year financial statements, in early 2019 the Company received a notice from the CRA that it proposed to reduce the amount of expenditures reported, as Canadian Exploration Expenses (CEE) for the three-year period ended December 31, 2016. The Company has funded certain of its exploration expenditures, from time-to-time, with the proceeds from the issuance of flow-through shares and renounced, to subscribers, the expenditures which it determined to be CEE. The notice disputes the eligibility of certain types of expenditures previously audited and approved as CEE by the CRA. The Company strongly disagrees with the notice and responded to the CRA auditors with additional information for their consideration. Subsequent to the year end, the CRA auditors responded to the Company’s submission and, although accepting additional expenditures as CEE, reiterated that their position remains largely unchanged and subsequently issued reassessments to the Company reflecting the additional CEE expenditures accepted and $2.15 million of Part Xll.6 tax owing. Based on these reassessments, the Company anticipates that the CRA will reassess investors with reduced CEE deductions. The Company’s and investors’ reassessments can be appealed to the courts. The Company has indemnified the investors that subscribed for the flow-through shares. The potential tax indemnification to the investors is estimated to be $11.8 million. No provision has been recorded related to the tax nor the potential indemnity as the Company and its advisors do not consider it probable that there will ultimately be an amount payable.

During 2016, upon the completion of an audit of the application by tax authorities of the British Columbia Mineral Exploration Tax Credit (“BCMETC”) program, the Company was reassessed $3.6 million, including accrued interest, for expenditures that the tax authority has categorized as not qualifying for the BCMETC program. The Company recorded a $3.6 million provision within non-trade payables and accrued expenses on the consolidated statements of financial position as at December 31, 2016, with a corresponding increase to mineral interests. In 2017 the Company filed an objection to the reassessment with the appeals division of the tax authorities and paid one-half of the accrued balance while the objection is reviewed. In early 2019, the Company received a decision from the appeals division that the Company’s objection was denied, and the Company filed a notice of appeal with the British Columbia Supreme Court. The Attorney General of Canada replied to the facts and arguments in the Company’s Notice of Appeal and stated its position that the Company’s expenditures did not qualify for the BCMETC program. The Company is now in the discovery process with the Department of Justice and will continue to move the appeal process forward as expeditiously as possible. The Company intends to continue to fully defend its position. The Canada Revenue Agency (CRA) has withheld HST credits due to the Company that would fully cover the residual balance, including interest, should the Company be unsuccessful in its challenge.

The Company will continue its objective of advancing its major gold projects, KSM and Courageous Lake, and to further explore the Iskut and Snowstorm Projects to either sell or enter into joint venture arrangements with major mining companies.

Contractual Obligations

The Company has the following commitments:

($000s)	Total	Payments due by years
		2020	2021-22	2023-24	2025-26
Mineral interests	9,715	826	1,992	3,372	3,525
Flow-through share expenditures	441	441	-	-	-
	10,156	1,267	1,992	3,372	3,525

Outlook

In 2020 at KSM, the Company will complete an updated resource statement as well as an updated PFS and PEA for the project. Results are expected in the second quarter of 2020. Environmental monitoring and technical studies that support the overall project will be undertaken and the Company will commence funding certain bonding requirements related to Fisheries Act permit applications. Limited exploration at KSM will be undertaken but will include complete three-dimensional models, utilizing machine learning modules, of the KSM mining district.

At Iskut, the Company will carry out an exploration program to complete the initial evaluation of a gold-copper porphyry deposit at the Quartz Rise target. The program is designed to aggressively test the Quartz Rise target below a mineralized diatreme and along the chargeability anomaly identified during the 2018 and 2019 exploration programs. The exploration program will operate two diamond drill rigs to initially test if porphyry mineralization continues beneath the Quartz Rise diatreme and if the east-west trending chargeability anomaly identified in 2019 is indicative of a porphyry system.

At Snowstorm, the Company plans to conduct an exploration program to complete drill testing of two targets with the objective of refining the potential for a discovery in the southwest part of the property.

The Company continues to evaluate the results of the 2018 exploration and drill program at Courageous Lake and will evaluate the merits of various future work programs.

Given the special challenges posed by the COVID-19 virus, the Company’s has taken steps to accentuate its operation as a virtual company by eliminating in-person meetings and business travel and encouraging work from home. Additionally, management is evaluating whether or not the exploration programs at Iskut and Snowstorm mentioned above can achieve their objectives given the difficult operating requirements imposed by the virus and the need to protect personnel and contractors. The Company expects to make decisions on these programs in May once more is known about the evolution of the virus. Delaying these programs by a year would not impact the Company’s land holdings obligations and management remains hopeful that the programs can proceed this year as planned. Ongoing compliance with existing permits and regulatory authorizations will continue as required.

Internal Controls Over Financial Reporting

The Company’s management under the supervision of the Chief Executive Officer and Chief Financial Officer are responsible for designing adequate internal controls over financial reporting or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management is responsible for establishing and maintaining adequate internal controls over financial reporting. Management evaluated the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2019 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation of the internal controls at December 31, 2019, management has concluded that the Company’s internal controls and procedures are appropriately designed and operating effectively. The registered public accounting firm that audited the Company’s consolidated financial statements has issued their attestation report on management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2019.

Changes to Internal Controls Over Financial Reporting

There was no change in the Company’s internal controls over financial reporting that occurred during the period beginning on October 1, 2019 and ended on December 31, 2019 that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Disclosure Controls and Procedures

Disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Company is recorded, processed, summarized and reported within the time periods specified in the rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company is accumulated and communicated to management as appropriate, to allow timely decisions regarding required disclosure. The Company’s Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation of the design of the disclosure controls and procedures as of December 31, 2019, that they are appropriately designed and effective.

Limitations of controls and procedures

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that any internal controls over financial reporting and disclosure controls and procedures, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

Shares Issued and Outstanding

At March 26, 2020, the issued and outstanding common shares of the Company totaled 63,924,261. In addition, there were 2,972,183 stock options, 140,100 RSUs and 500,000 warrants outstanding. Assuming the conversion of all of these instruments outstanding, there would be 67,536,544 common shares issued and outstanding.

Related Party Transactions

During 2019, there were no payments to related parties other than compensation paid to key management personnel. During 2018, a private company controlled by an officer was paid $200,400 for legal services rendered. These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Recent Accounting Pronouncements

Refer to Note 3 (M) in the Company’s audited consolidated financial statements for the year ended December 31, 2019.

Critical Accounting Estimates

Critical accounting estimates used in the preparation of the consolidated financial statements include the Company’s estimate of recoverable value of its mineral properties and related deferred exploration expenditures, the value of stock-based compensation, asset retirement obligations, deferred income tax, and potential tax contingencies. All of these estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control.

The factors affecting stock-based compensation include estimates of when stock options and compensation warrants might be exercised and the stock price volatility. The timing for exercise of options is out of the Company’s control and will depend upon a variety of factors, including the market value of the Company’s shares and financial objectives of the stock-based instrument holders. The Company used historical data to determine volatility. However, the future volatility is uncertain.

The recoverability of the carrying value of mineral properties and associated deferred exploration expenses is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale. The Company is in an industry that is dependent on a number of factors including environmental, legal and political risks, the existence of economically recoverable reserves, the ability of the Company and its subsidiaries to obtain necessary financing to complete the development, and future profitable production or the proceeds of disposition thereof.

The provision for asset retirement obligations is the best estimate of the present value of the future costs of reclaiming the environment that has been subject to disturbance through exploration activities or historical mining activities. The Company uses assumptions and evaluates technical conditions for each project that have inherent uncertainties, including changes to laws and practices and to changes in the status of the site from time-to-time. The timing and cost of the rehabilitation is also subject to uncertainty. These changes, if any, are recorded on the consolidated statements of financial position as incurred.

The Company has net assets in Canada and the United States and files corporate tax returns in each. Deferred tax liabilities are estimated for tax that may become payable in the future. Future payments could be materially different from our estimated deferred tax liabilities. We have deferred tax assets related to non-capital losses and other deductible temporary differences. Deferred tax assets are only recognized to the degree that it shelters tax liabilities or when it is probable that we will have enough taxable income in the future to recover them.

Risks and Uncertainties

The risks and uncertainties are discussed within the Company’s most recent Annual Information Form filed on SEDAR at www.sedar.com, and the Annual Report on Form 40-F filed on EDGAR at www.sec.gov/edgar.shtml.

Forward Looking Statements

The consolidated financial statements and management’s discussion and analysis and any other materials included with them, contain certain forward-looking statements relating but not limited to the Company’s expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, estimates, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates and expected changes to them, estimates of future production and related financial analysis, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.